Filed pursuant to Rule 253(g)(3)
File No. 024-10527
Cottonwood Multifamily REIT I, Inc.

Supplement No. 2 Dated November 22, 2016
To the Offering Circular Dated May 27, 2016
This document supplements the offering circular of Cottonwood Multifamily REIT I, Inc. dated May 27, 2016 (the “Offering Circular”), and should be read in conjunction with the Offering Circular and Supplement No. 1 to the Offering Circular dated August 5, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.
The purpose of this supplement is to disclose:

•	termination of the purchase option agreement;

•	increase the re-allowance of managing broker-dealer to certain wholesalers;

•	a modification to the subscription agreement; and

•	additional Rule 262 disclosures.

Termination of Purchase Option
Our board of directors and Cottonwood Residential O.P., LP have elected to terminate the Purchase Option Agreement between our operating partnership and Cottonwood Residential O.P., LP (Exhibit 6.7 to our offering circular). The termination is effective as of November 15, 2016. As a result, Cottonwood Residential O.P., LP will no longer have the rights granted under the Purchase Option Agreement.
Change in Managing Broker-Dealer Fee Re-allowance
We, our sponsor and our managing broker-dealer agreed that the managing broker-dealer fee would be 3.2% and that 1.3% would be re-allowed to certain wholesalers. The offering circular and the managing broker-dealer agreement incorrectly provided that the managing broker-dealer fee would be 3% and that 1% would be re-allowed to certain wholesalers. We, our sponsor and our managing broker-dealer have entered into an amendment to the managing broker-dealer agreement to reflect the higher managing broker-dealer fee and the higher re-allowance of 1.3% to certain wholesalers. The total managing broker-dealer fee, based on the sale of the maximum offering amount, will increase to 1,600,000. The total wholesaler fees, based on the sale of the maximum offering amount, will increase to $650,000.
Modification of Subscription Agreement
The Subscription Agreement has been updated to include new subscription instructions. Attached is the new Subscription Agreement which will replace the Subscription Agreement originally attached as Exhibit 4.
Additional Selling Group Member Disclosure
In order to comply with the requirements of Rule 262(d) of Regulation A, we are required to inform potential investors of state sanctions on the following additional current or potential selling group member.
Cynthia Couyoumjian (CRD #1456630) (“Couyoumjian”), associated with IFG, is subject to the following final orders:
On November 30, 2006, Illinois Secretary of State Securities Department (the “IL Department”) issued a Summary Order of Denial with respect to Couyoumjian’s application for registration as a salesperson in the State of Illinois (the “Couyoumjian IL Order”). The Couyoumjian

IL Order was based on findings made by the National Association of Securities Dealers (“NASD,” the predecessor to FINRA) and a subsequent Letter of Acceptance, Waiver and Consent (the “Couyoumjian AWC”) that was entered on January 4, 2006. The findings included in the Couyoumjian AWC included that Couyoumjian violated NASD Conduct Rules related to the dissemination of advertising and sales literature, and that such advertising and sales literature omitted material information, and that such communications also contained exaggerated, unwarranted or misleading statements or claims. The IL Department denied Couyoumjian’s application for registration as a salesperson in the State of Illinois pursuant to Section 8.E(1)(j) of the Illinois Securities Act which provides that registration may be denied if the Secretary of State finds that such salesperson has been suspended by certain organizations, including NASD, and pursuant to the Couyoumjian AWC, Couyoumjian was suspended from associating with any NASD member firm for a period of 31 calendar days. Pursuant to the Couyoumjian IL Order, Couyoumjian is not permitted to sell securities in the State of Illinois.
On May 16, 2007, the Ohio Division of Securities (the “OH Division”) issued a Final Order Denying Application for Securities Salesperson License with respect to Couyoumjian’s securities salesperson license application, following the issuance of a Notice of Intent to Deny Application for Securities Salesperson License on May 24, 2006 and a subsequent hearing on September 19, 2006 (collectively, the “Couyoumjian OH Order”). The Couyoumjian OH Order was based on findings that Couyoumjian was not of “good business repute” as that term is used in Ohio Administrative Code Rule 1301:6-3-19(D)(2), (7) and (9) and Ohio Revised Code section 1707.19(A)(1), due to (A) a complaint filed with FINRA which alleged that Couyoumjian breached her fiduciary duty, was negligent, made fraudulent misrepresentations and omissions and made unsuitable recommendations in the sale of an annuity and (B) the Couyoumjian AWC. Pursuant to the Couyoumjian OH Order, Couyoumjian is not permitted to sell securities in the State of Ohio.